Exhibit 99 (a)(5)(C)

Del Taco Commences Offer to Exchange

Common Stock for up to 6,750,000 Outstanding Warrants

Lake Forest, California (July 11, 2016) — Del Taco Restaurants, Inc. (Nasdaq: TACO, TACOW) (the “Company,” “we” or “our”) today announced that it has commenced an offer to exchange (“Offer to Exchange”) 0.2780 shares of the Company’s common stock (“Shares”) for each outstanding Company warrant exercisable for Shares at an exercise price of $11.50 per Share (the “Warrants”) (approximately one Share for every 3.6 Warrants tendered), up to a maximum of 6,750,000 Warrants.

The Offer to Exchange commenced today and will expire, unless extended, at 11:59 p.m., Eastern Time, on Friday, August 5, 2016. Tenders of Warrants must be made prior to the expiration of the Offer to Exchange and may be withdrawn at any time prior to the expiration of the Offer to Exchange.

The purpose of the Offer to Exchange is to reduce the number of Shares that would become outstanding upon the exercise of Warrants. All outstanding Warrants are eligible to be tendered pursuant to the Offer (subject to proration as described below). The Company’s board of directors believes that by allowing holders of Warrants to exchange one Warrant for 0.2780 Shares, the Company can potentially reduce the substantial number of Shares that would be issuable upon exercise of the Warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure. For example, if all of the 6,750,000 eligible Warrants were validly tendered in the Offer, the Company would issue 1,876,500 Shares in exchange for such tendered Warrants. However, if all of the 6,750,000 eligible Warrants were exercised for Shares pursuant to the terms of the Warrants, the Company would issue 6,750,000 Shares in such exercise.

The Offer to Exchange is not conditioned on the tender of any minimum number of Warrants. The Offer to Exchange is, however, subject to certain customary conditions.

The Company will exchange all Warrants properly tendered and not properly withdrawn prior to the expiration of the Offer to Exchange, subject to proration, as described in the Offer to Exchange Letter that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being distributed to Warrant holders. Because of the proration provisions described in the Offer to Exchange Letter, the Company may exchange less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 6,750,000 Warrants are properly tendered and not properly withdrawn.

All of our directors and executive officers who beneficially own Warrants have agreed to participate in the Offer and in aggregate have agreed to tender not less than 1,500,000 of their Warrants.

Levy Family Partners, LLC holds 1,769,652 Warrants. Lawrence F. Levy and Ari B. Levy, each a director of the Company, are two of the four managers of Levy Family Partners, LLC. The four managers of Levy Family Partners, LLC, acting by majority vote, exercise voting and dispositive control over the Warrants held by Levy Family Partners, LLC. Levy Family Partners, LLC has agreed to tender not less than 665,000 of its Warrants.

The Ari Levy 2003 Investment Trust, a trust established for the benefit of Ari B. Levy, a director of the Company, holds 1,792,095 Warrants. The Ari Levy 2003 Investment Trust has agreed to tender not less than 670,300 of its Warrants.

PW Acquisitions, LP holds 600,000 Warrants. Patrick Walsh, a director of the Company, is the chief executive officer and managing member of the General Partner of PW Acquisitions, LP and exercises voting and dispositive power over these Warrants. PW Acquisitions, LP has agreed to tender not less than 164,000 of its Warrants.

The R.J. Investment Trust, a trust established for the benefit of R.J. Melman, a director of the Company, holds 2,500 Warrants. The R.J. Investment Trust has agreed to tender not less than 700 of its Warrants.

None of the Company, its board of directors, officers or employees, nor the financial advisor, depositary or the information agent makes any recommendations to Warrant holders as to whether to tender or refrain from tendering their Warrants pursuant to the Offer to Exchange Letter. Warrant holders must decide how many Warrants they will tender, if any.

In March 2016, the Company’s board of directors authorized the Company to repurchase up to $25 million of the Company’s outstanding Shares and Warrants. The Company has repurchased 990,555 Shares and 476,806 Warrants under the repurchase program for an aggregate of $10.5 million, consisting of $9.5 million to repurchase Shares and $1.0 million to repurchase Warrants, with $14.5 million remaining for future repurchases of Shares and Warrants under this authorization. There has been no change to this program as a result of the Offer to Exchange. The timing, actual number and value of shares purchased will depend on the Company’s stock price, market conditions, and other factors. As of July 8, 2016, the Company had 37,976,206 outstanding Shares and 12,162,817 outstanding Warrants.

The financial advisor for the Offer to Exchange is Piper Jaffray & Co. The information agent for the Offer to Exchange is Morrow Sodali. The depositary for the Offer to Exchange is Continental Stock Transfer & Trust Company. The Offer to Exchange, Letter of Transmittal and related documents are being mailed to Warrant holders of record and will be made available for distribution to beneficial owners of the Warrants.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The Offer to Exchange described above is made only pursuant to a Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Exchange Letter, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the Tender Offer Statement on Schedule TO, Offer to Exchange Letter, Letter of Transmittal and related exhibits, as they contain important information about the Offer to Exchange. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the Offer to Exchange, Morrow Sodali, toll-free (855) 291-6792 (banks and brokerage firms, please call (203) 658-9400).

About Del Taco Restaurants, Inc.

Founded in 1964 in Southern California, Del Taco (NASDAQ: TACO) is the nation’s second largest Mexican Quick Service Restaurant chain. Known for serving Mexican and American favorites prepared fresh in every restaurants’ working kitchen, Del Taco’s menu items taste better because they are made with fresh ingredients like cheddar cheese grated from 40-lb blocks, hand chopped pico de gallo, fresh sliced avocado, slow cooked beans made from scratch, and fresh-grilled marinated chicken and carne asada steak. In June 2016, Del Taco reinvigorated its UnFreshing Believable® marketing campaign to further communicate its commitment to serve guests everything that they love, including choosing not to choose between tacos and fries, fresh prep and fair price, or great tasting food and the convenience of a drive thru. With nearly 550 restaurants in 16 states, Del Taco serves more than three million guests each week. For more information, follow Del Taco on Twitter, Facebook and Instagram or visit www.deltaco.com.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, information concerning completion of the Offer to Exchange, the Company’s possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities and the effects of regulation. These statements are based on the Company’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “target,” “may,” “will,” “should,” “future,” “propose,” “preliminary,” “guidance” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s management’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks include, without limitation, consumer demand, our inability to successfully open company-owned or franchised restaurants or establish new markets, competition in our markets, our inability to grow and manage growth profitably, adverse changes in food and supply costs, our inability to access additional capital, changes in applicable laws or regulations, food safety and foodborne illness concerns, our inability to manage existing and to obtain additional franchisees, our inability to attract and retain qualified personnel, our inability to profitably expand into new markets, changes in, or the discontinuation of, the Company’s stock and Warrant repurchase program, and the possibility that we may be adversely affected by other economic, business, and/or competitive factors. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and the Company’s website at www.deltaco.com.

Forward-looking statements included in this release speak only as of the date of this release. The Company undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this release or otherwise.

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Media Contact:

Julia Young

(646) 277-1280

julia.young@icrinc.com

Investor Relations Contact:

Raphael Gross

(203) 682-8253

investor@deltaco.com